Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2014 and 2013.

	Nine Months Ended September 30,
	2014	2013*
For the Group (IFRS)	20.01	19.68

*               Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2014, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2014
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,600
Current financial debt	7,226
Current portion of financial instruments for interest rate swaps liabilities	315
Other current financial instruments — liabilities	42
Financial liabilities directly associated with the assets classified as held for sale	35

Total current financial debt	12,218

Non-current financial debt	43,242
Non-controlling interests	3,382
Shareholders’ equity
Common shares	7,516
Paid-in surplus and retained earnings	101,979
Currency translation adjustment	(4,727)
Treasury shares	(4,360)

Total shareholders’ equity	100,408

Total capitalization and non-current indebtedness	147,032

As of September 30, 2014, TOTAL had an authorized share capital of 3,416,376,804 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,384,527,055 ordinary shares (including 109,361,613 treasury shares from shareholders’ equity).

As of September 30, 2014, approximately $708 million of TOTAL’s non-current financial debt was secured and approximately $42,534 million was unsecured, and all of TOTAL’s current financial debt of $7,226 million was unsecured. As of September 30, 2014, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2014. Since September 30, 2014, Total Capital International has issued non-current financial debt of $135 million and NZD 100 million (or approximately $79 million using the NZD/$ exchange rate on October 24, 2014 of NZD 1 = $0.7863 as released by the Board of Governors of the Federal Reserve System on October 27, 2014).

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2014.